Exhibit 99.1

NOTICE OF REDEMPTION

To the Holders of

Melco Resorts Finance Limited’s 5.625% Senior Notes due 2027 (the “Notes”)

ISIN Nos. / CUSIP Nos.:

Regulation S Notes: ISIN USG5975LAD85, CUSIP G5975L AD8

Rule 144A Notes: ISIN US58547DAC39, CUSIP 58547D AC3

NOTICE IS HEREBY GIVEN that, pursuant to Sections 3.03 and 3.07(d) of the indenture dated as of July 17, 2019, (as amended and supplemented from time to time, the “Indenture”) among, inter alios, Melco Resorts Finance Limited, as issuer (the “Issuer”) and Deutsche Bank Trust Company Americas as trustee, paying agent, registrar and transfer agent (the “Trustee”), and paragraph 5(a) of each of the Notes issued thereunder, the Issuer has elected to redeem and will redeem (the “Redemption”), all of the Notes outstanding on the Redemption Date (as defined below) at the redemption price of 100.000% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest and Additional Amounts, if any, to the Redemption Date (the “Redemption Price”).

The date fixed for redemption is September 23, 2026 (the “Redemption Date”). Unless the Issuer defaults in paying the Redemption Price, interest on the Notes will cease to accrue on and after the Redemption Date, and the only remaining right of the holders of the Notes after the Redemption Date shall be the right to receive payment of the Redemption Price upon surrender to the Paying Agent of the Notes.

The redeemed Notes must be surrendered to the Paying Agent to collect the Redemption Price at the following address:

Deutsche Bank Trust Company Americas

c/o DB Services Americas, Inc.

5201 Gate Parkway, 1st Floor

Mail Stop JCK-01-218

Jacksonville, FL 32256 USA

Attn: Transfer Department

Capitalized terms used and not otherwise defined in this notice have the meanings ascribed to them in the Indenture.

By: Melco Resorts Finance Limited, as Issuer

Dated: August 24, 2026

*

The ISIN numbers and CUSIP numbers are included solely for the convenience of the holders of the Notes. None of the Trustee, the Paying Agent or the Issuer shall be responsible for the selection or use of any ISIN numbers and CUSIP numbers, nor is any representation made as to its correctness or accuracy in this Notice of Redemption or on any Note. Each Holder may be subject, under certain circumstances, to backup withholding tax with respect to payment of the Redemption Price. Such backup withholding may be applicable if such Holder, among other things, fails to (i) furnish its correct taxpayer identification number, (ii) certify under penalties of perjury that it is not currently subject to backup withholding or (iii) otherwise comply with applicable backup withholding requirements. A Holder that wishes to avoid the imposition of a backup withholding tax should submit an Internal Revenue Service Form W-9 or W-8, as applicable, to the Paying Agent.